Exhibit 21.1

AG Mortgage Investment Trust, Inc. Significant Subsidiaries

	Subsidiary	State of Incorporation
1.	AG MIT, LLC	Delaware
2.	AG MIT CMO, LLC	Delaware
3.	AG MIT ARC, LLC	Delaware
4.	AG MITT RPL TRS LLC	Delaware
5.	AG MIT EC LLC	Delaware